                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                                    of the
                        Securities Exchange Act of 1934

For the month of November, 2000

             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
--------------------------------------------------------------------------------
                   (Address of principal executive offices)

          Suite 745, 100 King Street West, Toronto, Ontario  M5X 1E2
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                        Form 20-F   X         Form 40-F
                                 --------               --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                            Yes              No  X
                                -----          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ____________________

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                                    FORM 27
                         THE SECURITIES ACT (ONTARIO)

Item 1. Reporting Issuer

        INVESTORLINKS.COM INC., (formerly: Opus Minerals Inc.) 100 King Street West, Suite 745, Box 369, 1 First Canadian Place, Toronto, Ontario, M5X 1E2.

Item 2. Date of Material Change

        November 20, 2000.

Item 3. Press Release

        The Press Release was disseminated through Canada News Wire Services via: North American Disclosure on November 20, 2000.

Item 4. Summary of Material Change

        The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5. Full Description of Material Change

        No information other than that provided in Item 4 above is presently available.

Item 6. Reliance on Section 75(3) of the Act

        Confidentiality is not requested.

Item 7. Omitted Information

        No information has been omitted in respect of the material change.

Item 8. Senior Officer

        Mr. Romaine Gilliland, President and CEO, (804) 817-7770.

Item 9. Statement of Senior Officer

        The foregoing accurately discloses the material changes referred to herein.

        DATED at Charlottesville, Virginia this 21st day of November, 2000.

                                                INVESTORLINKS.COM INC.


                                                /s/ Romaine Gilliland

                                                Per: "Romaine Gilliland"
                                                      President & CEO

                                  EXHIBIT "A"

                InvestorLinks.com unveils brand new site today

   The Internet's Largest Financial Directory Gets Even Better For Investors

Charlottesville, VA - November 20, 2000 - InvestorLinks.com Inc. (OTC BB: 1VLKF) today launched version 2.0 of its award-winning website for North American investors. The totally redesigned site features improved information architecture, simpler navigation, and new branding to bring even higher levels of interactivity to InvestorLinks.com's 150,000 monthly users.

"With the long-awaited launch of version 2.0 by InvestorLinks.com, our users will be treated to a significantly enhanced site designed to help them make investment decisions in a logical, efficient manner," said Frank Kollar, Founder and COO of InvestorLinks.com. "InvestorLinks.com is the largest financial directory available on the web for North American investors, and this exciting new site only makes our proven product that much better."

With approximately six million page views per month, InvestorLinks.com is one of the most actively used investment sites on the Internet. With over 12,000 links covering every conceivable business and financial content area, the site is a rich bookmark for savvy investors looking to make sound decisions in the information age.

InvestorLinks.com engaged Lightmix Design Studio (www.lightmix.com) to assist in the creation and design of version 2.0. In the past few years, Lightmix has built and designed some of the best-reviewed financial sites on the net, including Raging Bull (www.ragingbull.com), InternetStockNews.com
(www.netstocks.com), and Pristine.com (www.pristine.com) to name just a few.

"The challenge for Lightmix was to not only provide a facelift to InvestorLinks.com but also to integrate an enormous volume of third party content," said Lightmix President Alex Gordiyenko. "I think everyone will agree that the end result is a vastly improved site, with more intuitive navigation and usability. Investors looking for a comprehensive financial portal can do no better than this site."

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 150,000 users per month. The Company is currently expanding its business model to provide its proprietary financial directory template as a value-added service to member news organizations and Financial Service Providers.

Investorlinks.com Inc. is based in Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding. The Company's stock trades on the NASD Bulletin Board under the symbol "IVLKF".

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

FOR FURTHER INFORMATION:

Investor Information
The Investor Relations Group
Phone: 1-800-444-9214
www.irgnews.com
investorlinks@invrel.com

Investor Information
Pier Group Marketing
Phone: 1-888-270-8586
www.thepiergp.com
info@thepiergp.com

Corporate Information
George Stubos, Director
InvestorLinks.com Inc.
Phone: 1-804-817-7770
www.investorlinks.com
stubos@investorlinks.com

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           INVESTORLINKS.COM INC. (formerly Opus Minerals Inc.)


Date: November 20, 2000             By: /s/ Sandra J. Hall
     ---------------------             -----------------------------
                                       Sandra J. Hall, Director


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